Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Draganfly Inc. (“Draganfly” or the “Company”)

2108 St. George Avenue

Saskatoon, Saskatchewan S7M 0K7

Item 2	Date of Material Change

October 26, 2023 and October 30, 2023

Item 3	News Release

On October 26, 2023 and October 30, 2023 news releases were disseminated through public media and filed on SEDAR+ with applicable securities commissions.

Item 4	Summary of Material Change

On October 30, 2023, the Company announced:

(a)	it has completed its previously announced underwritten public offering in the United States of 4,800,000 units of the Company at a price of US$0.55 per unit and 1,600,000 pre-funded units of the Company at a price of US$0.5499 per pre-funded unit; and

(b)	in connection with the above-noted offering of units, the Company filed a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan (the “Prospectus Supplement”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On October 30, 2023, the Company announced it has completed its previously announced underwritten public offering with gross proceeds to the Company of US$3,520,000, before deducting underwriting discounts and other estimated expenses payable by the Company.

The offering (the “Offering”) consisted of 4,800,000 units (the “Units”) of the Company at a purchase price of US$0.55 per Unit and 1,600,000 pre-funded units of the Company (the “Pre-Funded Units”) at a purchase price of US$0.5499 per Pre-Funded Unit, pursuant to an underwriting agreement dated October 26, 2023 (the “Underwriting Agreement”) between the Company and Maxim Group LLC (the “Underwriter”). Each Unit consisted of: (i) one common share in the capital of the Company (each a “Common Share”); and (ii) one common share purchase warrant in the capital of the Company (each a “Common Warrant”), with each whole Common Warrant entitling the holder thereof to purchase one Common Share at any time prior to 5:00 p.m. (Toronto time) on October 30, 2028 upon payment of the exercise price of US$0.6123 per Common Share. Each Pre-Funded Unit consists of: (i) one pre-funded common share purchase warrant (each a “Pre-Funded Warrant”), with each Pre-Funded Warrant entitling the holder thereof to purchase one Common Share after October 30, 2023 upon payment of the exercise price of US$0.0001 per Common Share; and (ii) one Common Warrant. Pursuant to the terms of the Underwriting Agreement, the Company has agreed to issue to the Underwriter (or its duly registered designated affiliates) 320,000 common share purchase warrants (the “Underwriter’s Warrants”). The Underwriter’s Warrants will expire on October 30, 2026. Each Underwriter’s Warrant will be exercisable for one Common Share at a price of US$0.6875.

The Company intends to use the net proceeds from this offering for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

This Prospectus Supplement is filed pursuant to (i) accompanying short form base shelf prospectus dated June 30, 2023 to which it relates, as amended or supplemented filed in the provinces of British Columbia, Saskatchewan and Ontario, and (ii) a short form base shelf prospectus filed as part of the Company’s registration statement on Form F-10 (File No. 333-271498) (as amended, the “U.S. Registration Statement”) filed with and declared effective by the U.S. Securities and Exchange Commission (the, “SEC”) on July 5, 2023, under the United States Securities Act of 1933, as amended. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering was filed with the SEC on October 30, 2023, and is available on the SEC’s website located at http://www.sec.gov.

There was no offering of the Units or Pre-Funded Units by the Underwriter in Canada.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Paul Sun, Chief Financial Officer & Corporate Secretary
Tel: 1.800.979.9794

Item 9	Date of Report

November 3, 2023

Forward-Looking Statements

Certain statements contained in this material change report may constitute “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this material change report, such forward-looking statements include statements regarding the anticipated use of proceeds from the offering. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward looking statements included in this material change report. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.